
May 5, 2011

Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

      Re: Harbin Electric, Inc.
               Form 10-K for the year ended December 31, 2010
               File No. 001-33276
               Filed March 16, 2011

Dear Mr. Xu:

      We have reviewed your response dated February 24, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

1.   As it relates to the non-GAAP performance measures you present in your filing, you appear to be using the measures entitled "non-GAAP adjusted net earnings", "non-GAAP net income", and "non-GAAP adjusted net income attributable to controlling interest" interchangeably, while only using the term "non-GAAP adjusted net income attributable to controlling interest" in your reconciliation on page 26. Please revise future filings to consistently refer to this performance measure by the same title.

2.   Similarly, revise future filings to use a consistent title when discussing the non-GAAP measure "Adjusted diluted EPS attributable to controlling interest".

3.   Please tell us where you define "non-GAAP adjusted net margin" and where you reconciled it to the most directly comparable financial measure calculated and presented in accordance with GAAP as required by Item 10(e)(1)(i)(B) of Regulation S-K, or provide us with the required disclosure.

4.   We note your disclosure that the non-GAAP performance measures exclude non-recurring items and special non-cash charges. However, we see from your reconciliation on page 26 that you eliminate the provision for bad debts and the change in the fair value of the warrants, both of which appear to be recurring in nature. In light of the guidance in Item 10(e)(1)(ii) of Regulation S-K, please discuss for us your reasons for excluding each of the reconciling items from the measures and explain your conclusion that each item was non-recurring in nature.

Liquidity and Capital Resources, page 28

5.   We see that your revenues increased by approximately 91% for fiscal year ended December 31, 2010 as compared to fiscal year ended December 31, 2009, while we note that your accounts receivable decreased by approximately 8% at December 31, 2010 as compared to the 2009 year-end. Discuss for us your ability to collect timely on sales made during the period and whether this represented a change in collection patterns/payment rates of your receivables - i.e., did you experience faster payment rates on your account receivables in period. Discuss the reasons for any change in collection patterns/payment rates of your accounts receivables.

6.   We see that your capital spending, which reflects your investments in construction and upgrade of your facilities and purchases of new production and testing equipment, increased significantly in 2010 as compared to prior years. Given the significance of your projects and construction and the amounts of capital spending, please revise your disclosure in future filings to further discuss when you plan to complete these projects, your estimates of total expenditures to complete each project, and the expected impact to your financial statements. For example, discuss the related increase in depreciation expense expected in future years and your plan to fund this future capital spending. Please provide us with your proposed disclosure.

Item 9A. Controls and Procedures, page 36

7.   We see from your response that you have retained Ernst & Young Advisory Limited to assist you in your evaluation of internal controls since 2007. Similar to the information you provided about the work and breakdown of hours performed by E&Y in 2010, please provide us the information for 2009.

8.   Please respond to the following with regards to your SEC Reporting Manager:
   • Tell us how many hours she spent preparing and reviewing the company's consolidated financial statements in each 2009 and 2010.
   • Provide us with further details regarding how often she was involved in resolving complex accounting issues in 2009 and 2010. We note your discussion on page 11 of your response letter where you say she interacts directly with accountants at each of your subsidiaries located in China and she sometimes conducts U.S. GAAP research and helps explain complex accounting issues to your local accountants in China. Tell us what percentage of the complex accounting issues she was involved with resolving.
   • For those times when she was not involved in resolving complex accounting issues, please tell us what other procedures you have in place to ensure compliance with U.S. GAAP.
   • Tell us how often she is involved in day to day operations and management of the company's accounting function and financial reporting. As part of your response, please tell us how often she travels to China, and how often she interacts with the accountants at each of your subsidiaries.
   • Describe fully her involvement in the accounting for your Simo motors acquisition.

9.   In future filings provide a risk factor that clearly discloses your reliance on your SEC Reporting Manager to ensure your compliance with U.S. GAAP.

(a) evaluation of Controls and Procedures, page 36

10.   We note that many of the material weaknesses identified as part of your assessment of your internal control over financial reporting at December 31, 2010 also appear to impact your disclosure controls and procedures. Given that fact, please explain in reasonable

detail the basis for your officers' conclusions that your disclosure controls and procedures were nonetheless effective [as of] December 31, 2010.

11.   Further, we see that you conducted an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of December 31, 2010 but that based on that evaluation, your principal executive officer and principal financial officer have concluded that <u>during the period</u> covered by this report, your disclosure controls and procedures were effective. In future filings, including any amendments, please clearly provide a conclusion <u>as of</u> the end of the period covered by the report as required by Item 307 of Regulation S-K.

(b) Management's Annual Report on Internal Control Over Financial Reporting, page 37

12.   We see your disclosure that the material weaknesses noted resulted in several material adjustments to your financial statements for the year ended December 31, 2010 and that you have evaluated and recorded those adjustments. Please tell us the periods to which the adjustments related and whether any adjustments materially affected amounts reported in your quarterly reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010. If you recorded the adjustments only in the fourth quarter ended December 31, 2010, please explain why you believe the amount and the timing of the adjustments to be appropriate.

(d) Changes in Internal Control of over Financial Reporting, page 39

13.   We note your disclosure that "other than the material weaknesses noted above, there were no changes in the company's internal control over financial reporting that occurred during the fiscal year covered by this Annual Report on Form 10-K." Your disclosure does not appear to clearly indicate that there were changes to your internal control over financial reporting. Please note that Item 308(c) of Regulation S-K requires you to disclose any changes in your internal control over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise future filings to comply.

Financial Statements, page F-1

Statement of Cash Flows, F-6

14.   Tell us why the amounts reported for all periods in the captions "provision for (recovery of) account receivable" and "provision for inventory reserve" do not agree to the amounts presented in the roll-forward tables presented in Note 6 and Note 7 to your financial statements. Please provide us with tables reconciling the amounts or explain why the amounts should be different. Otherwise, with a view to revising the disclosure, please provide us a revised statement of cash flows that reports provisions for (recovery of)

account receivable and provisions for inventory reserve that agrees to the respective amounts in Note 6 and Note 7 to your financial statements.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, F-12

15.   We see from your response to our prior comment 3 that you sell to both distributors and non-distributors and that your distributors are entitled to a sales rebate for which you reduce the related revenues. However, we note no related discussion in your revenue recognition policy.
   - To the extent that your sales arrangements are different for your sales to distributors, resellers, end users, please revise this note in future filings to clearly describe the material terms of the arrangements and to disclose how these terms impact when you recognize revenues under these arrangements. Clearly describe the details of any discounts, post shipment obligations, customer acceptance, credits, rebates, and price protection or other similar privileges under these arrangements.
   - Provide us with your proposed disclosure.
   - Tell us the amount of revenue for each product line broken out by distributors and non-distributors for each year presented.

Note 6 – Accounts Receivable, page F-19

16.   Please provide us with a reconciliation, which illustrates how each caption in your allowance for bad debt roll-forward at December 31, 2009 as presented in your 2009 Form 10-K and 2010 Form 10-Qs was adjusted to reflect the amounts in each caption of your December 31, 2009 allowance for bad debt roll-forward as presented in your 2010 Form 10-K. For each adjustment or reclassification, please explain where the offsetting entry was recorded in your financial statements and why that account was appropriate.

17.   As we note the amounts labeled "recovery of bad debts" appear to be reducing the allowance for doubtful accounts instead of increasing it, tell us whether the amounts represent negative provisions for losses, as opposed to the recovery of previously charged-off receivables being added back to the allowance. If the latter, explain to us why the amounts reduced the allowance. If the former, to avoid investor confusion, in future filings, including any amendments, please revise to use the caption "Negative provisions for losses". Further, please tell us the circumstances that resulted in the company recording negative provisions for losses in each year presented.

Note 7 – Inventories, page F-19

18.   Please tell us how your accounting for inventory impairment is consistent with the Staff's views expressed in SAB Topic 5-BB. In particular, please explain the circumstances that

resulted in your recording a recovery of inventory reserves in fiscal 2010 and explain why that would be consistent with US GAAP.

Note 9– Plant and Equipment, page F-20

19.   We note from your response to our prior comment 15 that you completed the construction of three production factories, the office building, the power station and one security station in October 2009 and that the interior of these buildings was completed in August 2010. While you state that the depreciation of assets begins when the assets are placed in service, it is not clear from your response whether you have placed these facilities in service and have begun depreciating them. Please clarify for us if these facilities have been placed in service and the date you placed these facilities in service. As part of your response, please tell us how you considered October 2009, the date that the facilities were completed, and August 2010, the date that the interior and decoration of these facilities were completed, in determining the in service date of these assets.

20.   We note from your Form 10-Q for the quarterly period ended September 30, 2010 that at the end of that period production equipment was approximately $67.9 million and based on your disclosure in this note, production equipment has subsequently decreased at December 31, 2010 to approximately $45.6 million. Please explain in detail the facts and circumstances that caused this significant decrease between those dates. If you reclassified amounts from production equipment to advance on plant and equipment purchases between these two periods, please provide us with the amounts reclassified and explain your rationale in recording such a reclassification. If applicable, for the amounts that you have reclassified from production equipment to advance on plant and equipment purchases, please explain if these amounts were being depreciated before the reclassification and if you continue to depreciate these assets after your reclassification.

21.   We note the disclosure at the bottom of page F-20, where you disclose construction in progress for building construction for the Weihai facility of $1,015, 939 as of December 31, 2010. Please explain in detail the facts and circumstances that caused this amount to change from the amount included in your response to our prior comment 15.

Note 10 – Advances on Non-Current Assets, page F-21

22.   We see that advances on non-current assets increased from $13.7 million at December 31, 2009 to $22.5 million at September 30, 2010 to $52.5 million at December 31, 2010.

- Please explain in greater detail the nature of the advances, including a break down by major asset type, which occurred during fiscal 2010. In particular, discuss the approximately $30 million in advances made during the fourth quarter of the year.
- For each type of advance, provide details of when the advance was made, to which project it relates, the expected in-service date of the project, as well as when you plan to begin to depreciate the asset(s).

- Tell us the criteria you use under GAAP when presenting these payments you made to vendors as <u>advances</u> on plant and equipment purchases, instead of assets included in the property and equipment caption of your balance sheet.

<u>Note 18. Business Combinations, page F-29</u>

23.   We note from your response to our prior comment 13 that you have revised the notes to your financial statements to properly reflect the inventory and accounts receivable from the Simo Motor acquisition at the acquisition-date fair value without a separate valuation allowance in accordance with FASB ASC 805. Given the significance of the reclassification you recorded, in future filings, including any amendments, when presenting this information or similar reclassifications, please expand this note to discuss the reclassifications you recorded, the amounts reclassified and the financial statement captions impacted, as well as your reasons for reclassifying the amounts.

<u>Note 19 – Commitments and Contingencies, page F-31</u>

<u>Guarantee of Third-Party Indebtedness – No Liability is Recorded, page F-32</u>

24.   We note from your disclosure herein that you provide guarantees to various third parties. We also noted from your disclosure on page 12 that the CDB Agreement limits your ability to give guarantees or indemnities as part of the covenants. Please tell us how these guarantees affect your compliance with the CDB covenants and revise your liquidity discussion in MD&A in future filings to disclose whether you are in compliance with your debt covenants.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3316 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
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Sincerely,

Jeff Jaramillo
Branch Chief